UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

The Real Good Food Company, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

75601G109

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☐ Rule 13d–1(c)

☒ Rule 13d–1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting persons CPG Solutions LLC – 36-4883093
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Wyoming

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 1,268,690(1)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 1,268,690(1)

(9)	Aggregate amount beneficially owned by each reporting person 1,268,690(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 6.0%(1)(2)(3)
(12)	Type of reporting person (see instructions) OO

(1)	Names of reporting persons Andrew J. Stiffelman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 1,268,690(1)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 1,268,690(1)

(9)	Aggregate amount beneficially owned by each reporting person 1,268,690(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 6.0%(1)(2)(3)
(12)	Type of reporting person (see instructions) IN

(1)	Names of reporting persons Patrick C. Dyer
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 1,268,690(1)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 1,268,690(1)

(9)	Aggregate amount beneficially owned by each reporting person 1,268,690(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 6.0%(1)(2)(3)
(12)	Type of reporting person (see instructions) IN

Item 1(a) Name of issuer: The Real Good Food Company, Inc.

Item 1(b) Address of issuer’s principal executive offices: 3 Executive Campus, Suite 155, Cherry Hill, NJ 08002

2(a) Name of person filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1 promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act:

(i) CPG Solutions LLC, a Wyoming limited liability company (“CPG Solutions”);

(ii) Andrew J. Stiffelman; and

(iii) Patrick C. Dyer.

CPG Solutions, Mr. Stiffelman, and Mr. Dyer are hereinafter collectively referred to as the “Reporting Persons.”

2(b) Address or principal business office or, if none, residence:

The business address of each of the Reporting Persons is 6400 Bluff Creek Lane, Lohman, MO 65053.

2(c) Citizenship:

See Item 2(a) above and Item 4 of each cover page.

2(d) Title of class of securities:

Class A Common Stock, par value $0.0001 per share

2(e) CUSIP No.:

75601G109

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or 240.13d–2(c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e) ☐ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) ☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ________________________________

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 1,268,690(1)

(b) Percent of class: 6.0%(1)(2)(3)

(c) Number of shares as to which the Reporting Persons have:

(i) Sole power to vote or to direct the vote: 0.

(ii) Shared power to vote or to direct the vote: 1,268,690(1).

(iii) Sole power to dispose or to direct the disposition of: 0.

(iv) Shared power to dispose or to direct the disposition of: 1,268,690(1).

(1)

Reflects (i) 1,268,690 Class B Units of Real Good Foods, LLC (“Class B Units”) held directly by CPG Solutions, which may be exchanged at its election for shares of the Issuer’s Class A common stock, par value $0.0001 (“Class A Common Stock”) on a one-for-one basis, or, at the election of the Issuer, cash equal to a volume weighted average market price of one share of Class A Common Stock for each Class B Unit exchanged, with an equal number of shares of the Issuer’s Class B common stock, par value $0.0001 (“Class B Common Stock”) held by CPG Solutions automatically forfeited and canceled for each Class B Unit so exchanged. Stiffelman and Dyer, as members of the board of managers of CPG Solutions, may be deemed indirect beneficial owners of the Class B Units and shares of Class A Common Stock held directly by CPG Solutions.

(2)	By reason of the provisions of Rule 13d-3 of the Act, each of the Reporting Persons may be deemed to beneficially own the shares disclosed in this Schedule 13G.
(3)

This percentage is calculated based on 19,771,236 shares of the Issuer’s Class A common stock outstanding as of December 31, 2023, as reported by the Issuer to the Reporting Persons, plus all shares of Class B common stock beneficially owned by the Reporting Persons.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024	CPG SOLUTIONS LLC

/s/ Andrew J. Stiffelman
By: Andrew J. Stiffelman
Title: Manager of CPG Solutions LLC

ANDREW J. STIFFELMAN

/s/ Andrew J. Stiffelman
By: Andrew J. Stiffelman

PATRICK C. DYER

/s/ Patrick C. Dyer
By: Patrick C. Dyer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION OF EXHIBIT

99.1	Joint Filing Agreement among the Reporting Persons dated as of December 1, 2021, as filed as Exhibit 99.1 to the Schedule 13G filed with the SEC on December 2, 2021.